September 6, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Campbell / Ms. Hayes

Re:	Elevai Labs Inc.
Draft Registration Statement on Form S-1 Submitted August 16, 2024
CIK No. 0001840563

Dear Mr. Campbell and Ms. Hayes:

On behalf of Elevai Labs Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of August 22, 2024 with respect to the Company’s Draft Registration Statement on Form S-1 (the “DRS”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Registration Statement on Form S-1 (the “Form S-1”) filed concurrently with the submission of this letter in response to the Staff’s comments.

Draft Registration Statement on Form S-1 filed August 16, 2024

Cover Page

1. Please revise the prospectus cover page to disclose the termination date of the offering. See Item 501(b)(8)(iii) of Regulation S-K.

Please be advised that the Company has revised the applicable item as requested.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/ Ross Carmel
Ross Carmel, Esq.
Sichenzia Ross Ference Carmel LLP

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